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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ___)(1)


                            PRICE LEGACY CORPORATION
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0004 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74144P502
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JAMES F. CAHILL
                                 PRICE ENTITIES
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 12, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 pages)


--------------------------
     1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P502               SCHEDULE 13D                PAGE 2 OF 10 PAGES


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         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert E. Price

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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                    (a) [_]
                                                                     (b) [X]
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         SEC USE ONLY
3
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         SOURCE OF FUNDS
4
         OO
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         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         United States of America
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                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            3,769  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            10,348,175 (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            3,769 (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            10,348,175 (See Item 5)
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         10,351,944  (See Item 5)
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         28.5%  (See Item 5)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
         IN
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                     * See instructions before filling out!

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CUSIP NO. 74144P502               SCHEDULE 13D                PAGE 3 OF 10 PAGES


ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $0.0004 per share ("Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation ("Price Legacy").

     The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, San Diego, California 92128.


ITEM 2.   IDENTITY AND BACKGROUND.

  (a), (f) This statement on Schedule 13D is filed by Robert E. Price, a natural person and citizen of the United States of America.

   (b)-(c) The principal business address of Mr. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal occupation of Mr. Price is interim Chief Executive Officer of PriceSmart, Inc., a Delaware corporation. Mr. Price also is a manager of The Price Group LLC, a California limited liability company (the "Price Group").

   (d)-(e) During the last five years, Mr. Price has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 12, 2004, Price Legacy engaged in a recapitalization of its capital structure (the "Recapitalization"). The Recapitalization included, among other things, (i) a 1-for-4 reverse stock split of the Price Legacy Common Stock (the "Reverse Stock Split"), (ii) the consummation of an exchange offer by Price Legacy for holders of the 8-3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy ("Series A Preferred Stock") to exchange their Series A Preferred Stock for (x) Price Legacy Common Stock at the exchange ratio of one share of Series A Preferred Stock for 1.05 shares of Price Legacy Common Stock (after giving effect to the Reverse Stock Split) and/or (y) the newly created 6.82% Series 1 Cumulative Redeemable Preferred Stock of Price Legacy ("Series 1 Preferred Stock") at the exchange ratio of one share of Series A Preferred Stock for one share of Series 1 Preferred Stock (the "Series A Exchange Offer"), and (iii) the exchange of all of the issued and outstanding 9% Series B Junior Convertible Preferred Stock of Price Legacy (the "Series B Preferred Stock") for Price Legacy Common Stock at the exchange ratio of one share of Series B Preferred Stock for 0.3475 of a share of Price Legacy Common Stock (after giving effect to the Reverse Stock Split) (the "Series B Exchange Transactions").

     The terms and conditions of the Recapitalization are described in further detail in publicly available filings made by Price Legacy with the SEC, including in definitive proxy materials filed by Price Legacy with the SEC prior to the Recapitalization and the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003, which was filed by Price Legacy with the SEC on March 15, 2004 (the "2003 10-K").

     Also on March 12, 2004, but prior to the Recapitalization, Price Legacy issued a stock dividend on the Series B Preferred Stock equal to the accrued and unpaid dividends on the Series B Preferred Stock as of the date of Recapitalization. Pursuant to such stock dividend, the Price Group received

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CUSIP NO. 74144P502               SCHEDULE 13D                PAGE 4 OF 10 PAGES


     34,005 shares of Series B Preferred Stock. Prior to such stock dividend, the Price Group held 2,062,257 shares of Series B Preferred Stock.

     In connection with the Recapitalization, (i) all 7,571,707 shares of Series A Preferred Stock that may have been deemed to have been beneficially owned by Mr. Price as of the time of the Recapitalization were exchanged for an aggregate of 7,949,689 shares of Price Legacy Common Stock and 570 shares of Series 1 Preferred Stock pursuant to the terms of the Series A Exchange Offer, and (ii) all 2,096,262 shares of Series B Preferred Stock that may have been deemed to have been beneficially owned by Mr. Price as of the time of the Recapitalization were exchanged for 728,451 shares of Price Legacy Common Stock pursuant to the terms of the Series B Exchange Transactions. In addition, as a result of the Reverse Stock Split, the 6,461,541 issued and outstanding shares of Price Legacy Common Stock and the warrants to acquire 233,679 shares of Price Legacy Common Stock, in each case, that may have been deemed to have been beneficially owned by Mr. Price immediately prior to the Recapitalization became, respectively, 1,615,384 issued and outstanding shares of Price Legacy Common Stock and warrants to acquire 58,420 shares of Price Legacy Common Stock.


ITEM 4.   PURPOSE OF TRANSACTION.

     The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 4.

     The securities covered by this Schedule 13D were acquired for investment purposes only.

     Other than as otherwise set forth in this Item 4, as contemplated by the terms of the Recapitalization, or as previously disclosed in publicly available filings made by Price Legacy or Mr. Price with the SEC, Mr. Price presently does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Price Legacy or the disposition of securities of Price Legacy; (b) an extraordinary corporate transaction involving Price Legacy or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Price Legacy or any of its subsidiaries; (d) any change in the present board of directors or management of Price Legacy; (e) any material change in the present capitalization or dividend policy of Price Legacy; (f) any other material change in Price Legacy's business or corporate structure;
     (g) changes in Price Legacy's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Price Legacy by any person; (h) causing a class of securities of Price Legacy to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Price Legacy becoming eligible for termination of registration pursuant to
     Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any other similar action.

     Although Mr. Price does not have any present plans to purchase additional shares of Price Legacy Common Stock or other Price Legacy securities or to sell any of the Price Legacy Common Stock held by him, he may determine to make such purchases or sales, in the open market or otherwise, depending upon price, market conditions, availability of or need for funds, evaluation of alternative investments, and other factors.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

       (a) After giving effect to the Recapitalization, Mr. Price presently may be deemed to beneficially own the equivalent of 10,351,944 shares of Price

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CUSIP NO. 74144P502               SCHEDULE 13D                PAGE 5 OF 10 PAGES


               Legacy Stock, which represent approximately 28.5% of the outstanding Price Legacy Common Stock, as follows:(2)

                        (i) 3,769 shares as custodian of his minor children under UGMCA;

                        (ii) 1,327,759 shares as a co-trustee of the Robert and Allison Price Trust UTD 1/10/75 ("RAPT");(3)

                        (iii) 2,098,496 shares as a co-trustee of the Robert and Allison Price Charitable Trust ("RAPCT");(4)

                        (iv) 121,449 shares as a co-trustee of trusts for the benefit of his children (the "Children Trusts");

                        (v) 2,045,152 shares as a director of The Price Family Charitable Fund ("PFCF") and of which Mr. Price disclaims beneficial ownership;

                        (vi) 3,224,614 shares (including warrants to acquire 58,420 shares) as a manager of the Price Group and of which Mr. Price disclaims beneficial ownership;

                        (vii) 1,522,500 shares as a director of San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), and of which Mr. Price disclaims beneficial ownership; and

                        (viii) 8,205 shares as a co-trustee of the Sandra Morales Trust.

       (b) The power to vote and dispose of these 10,351,944 shares is as follows:

                        (i) As custodian of his minor children, Mr. Price has sole power to vote and dispose of an aggregate of 3,769 shares.

                        (ii) As a co-trustee of each of RAPT, RAPCT, and the Sandra Morales Trust, Mr. Price shares the power to vote and dispose of an aggregate of 3,434,460 shares with his wife, Allison Price, who is a co-trustee of each of RAPT, RAPCT, and the Sandra Morales Trust.

                        (iii) As a co-trustee of the Children Trusts, Mr. Price shares the power to vote and dispose of
                                (x) 40,483 shares with Ms. A. Price, who is a co-trustee of the particular Children Trust which holds such shares, (y) 40,483 shares with Ms. A. Price and his daughter Sarah Price, each of whom is a co-trustee of the particular Children Trust which holds such shares, and (z) 40,483 shares with Ms. A. Price and his daughter Rebecca Price, each


--------------------------
     2   All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 36,278,344 shares of Price Legacy Common Stock estimated to be issued and outstanding as of March 12, 2004 (after giving effect to the Recapitalization), as reported in the 2003 10-K, plus (ii) 58,420 shares of Price Legacy Common Stock issuable upon exercise of warrants held by the Price Group.

     3   Excludes shares pledged to RAPT as collateral to secure loans made by
RAPT.

     4   Excludes shares pledged to RAPCT as collateral to secure loans made by
RAPCT.

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CUSIP NO. 74144P502               SCHEDULE 13D                PAGE 6 OF 10 PAGES


                                of whom is a co-trustee of the particular
                                Children Trust which holds such shares.

                        (iv) As a director of PFCF, Mr. Price may be deemed to share the power to vote and dispose of 2,045,152 shares with Sol Price, James F. Cahill, Jack McGrory, Ms. A. Price, Helen Price, William Gorham, Murray Galinson, and Joseph R. Satz, each of whom is an officer and/or director of PFCF (collectively, the "PFCF Directors and Officers").

                        (v) As a manager of the Price Group, Mr. Price may be deemed to share the power to vote and dispose of 3,224,614 shares (including warrants for to acquire 58,420 shares) with Mr. S. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Kathy Hillan, and Mr. Satz, each of whom is a manager of the Price Group (collectively, the "Price Group Managers").

                        (vi) As a director of SDRC, Mr. Price may be deemed to share the power to vote and dispose of 1,522,500 shares with Mr. S. Price, Mr. Cahill, Mr. McGrory, Ms. A. Price, Mr. Gorham, Mr. Galinson, Ms. Hillan, and Mr. Satz (collectively, the "SDRC Directors and Officers").

               The principal occupation of Mr. S. Price is self-employed investor and manager of the Price Group. The principal occupation of each of Mr. Cahill, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of the Price Group. The principal occupation of Mr. McGrory is Chief Executive Officer of Price Legacy. Mr. McGrory is also a manager of the Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price and Ms. H. Price are not presently employed. Ms. S. Price is a student, and Ms. R. Price is self-employed.

               The business address of each of the PFCF Directors and Officers, the Price Group Managers, the SDRC Directors and Officers, Ms. S. Price, and Ms. R. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

               During the last five years, none of the PFCF Directors and Officers or the Price Group Managers or the SDRC Directors and Officers or Ms. S. Price or Ms. R. Price has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

               Each of the PFCF Directors and Officers, the Price Group Managers, the SDRC Directors and Officers, Ms. S. Price, and Ms.
               R. Price is a citizen of the United States of America.

       (c) The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 5(c). The information set forth in Item 6 below is incorporated herein in its entirety in response to this Item 5(c).

   (d)-(e)     Not applicable.

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CUSIP NO. 74144P502               SCHEDULE 13D                PAGE 7 OF 10 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As previously disclosed in Amendment No. 3 to Schedule 13D with respect to the Series A Preferred Stock, filed by Mr. Price with the SEC on January 12, 2004 (the "January 2004 Schedule 13D/A"), on December 23, 2003, SDRC borrowed (i) $1,000,000 from RAPT (the "RAPT Loan") and (ii) $4,000,000 from RAPCT (the "RAPCT Loan"). Each of the RAPT Loan and the RAPCT Loan bears interest at the rate of 7% per annum and matures on December 31, 2004. The foregoing description of the RAPT Loan and the RAPCT Loan is qualified in its entirety by reference to the promissory notes evidencing, respectively, the RAPT Loan and the RAPCT, which have been incorporated by reference into this Schedule 13D as Exhibits 1 and 2 hereto, respectively, and which are hereby incorporated herein by reference in their entirety in response to this Item 6.

     Also as previously disclosed in the January 2004 Schedule 13D/A, in connection with the RAPT Loan and the RAPCT Loan, (i) SDRC and RAPT entered into a Pledge and Security Agreement, dated as of December 23, 2003 (the "RAPT Pledge Agreement"), pursuant to which SDRC pledged 80,556 shares of Series A Preferred Stock to RAPT to secure the RAPT Loan, which shares were exchanged for Price Legacy Common Stock pursuant to the terms of the Series A Exchange Offer, and (ii) SDRC and RAPCT entered into a Pledge and Security Agreement, dated as of December 23, 2003 (the "RAPCT Pledge Agreement"), pursuant to which SDRC pledged 322,222 shares of Series A Preferred Stock to RAPCT to secure the RAPCT Loan, which shares were exchanged for Price Legacy Common Stock pursuant to the terms of the Series A Exchange Offer. Under the RAPT Pledge Agreement, RAPT does not have the right to vote or dispose of any of the shares pledged thereunder unless SDRC is in default under the RAPT Loan. Under the RAPCT Pledge Agreement, RAPCT does not have the right to vote or dispose of any of the shares pledged thereunder unless SDRC is in default under the RAPCT Loan. The foregoing description of the RAPT Pledge Agreement and the RAPCT Pledge Agreement is qualified in its entirety by reference to the RAPT Pledge Agreement and the RAPCT Pledge Agreement, which have been incorporated by reference into this Schedule 13D as Exhibits 3 and 4 hereto, respectively, and which are hereby incorporated herein by reference in their entirety in response to this Item 6.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

      Exhibit No.                        Description of Exhibit
      -----------                        ----------------------

          1 Promissory Note, in the principal amount of $1,000,000, executed and delivered as of December 23, 2003, by San Diego Revitalization Corp. in favor of the Robert and Allison Price Trust (incorporated by reference to Exhibit D to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

          2 Promissory Note, in the principal amount of $4,000,000, executed and delivered as of December 23, 2003, by San Diego Revitalization Corp. in favor of the Robert and Allison Price Charitable Trust (incorporated by reference to Exhibit E to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

          3 Pledge and Security Agreement, dated as of December 23, 2003, by and between San Diego Revitalization Corp. and the Robert and Allison Price Trust (incorporated by reference to Exhibit I to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

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CUSIP NO. 74144P502               SCHEDULE 13D                PAGE 8 OF 10 PAGES


          4 Pledge and Security Agreement, dated as of December 23, 2003, by and between San Diego Revitalization Corp. and the Robert and Allison Price Charitable Trust (incorporated by reference to Exhibit J to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

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CUSIP NO. 74144P502               SCHEDULE 13D                PAGE 9 OF 10 PAGES


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  March 19, 2004


                                            ROBERT E. PRICE


                                            /s/ Robert E. Price
                                            ------------------------------------

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CUSIP NO. 74144P502               SCHEDULE 13D               PAGE 10 OF 10 PAGES


                                  EXHIBIT INDEX


      Exhibit No.                        Description of Exhibit
      -----------                        ----------------------

          1 Promissory Note, in the principal amount of $1,000,000, executed and delivered as of December 23, 2003, by San Diego Revitalization Corp. in favor of the Robert and Allison Price Trust (incorporated by reference to Exhibit D to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

          2 Promissory Note, in the principal amount of $4,000,000, executed and delivered as of December 23, 2003, by San Diego Revitalization Corp. in favor of the Robert and Allison Price Charitable Trust (incorporated by reference to Exhibit E to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

          3 Pledge and Security Agreement, dated as of December 23, 2003, by and between San Diego Revitalization Corp. and the Robert and Allison Price Trust (incorporated by reference to Exhibit I to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

          4 Pledge and Security Agreement, dated as of December 23, 2003, by and between San Diego Revitalization Corp. and the Robert and Allison Price Charitable Trust (incorporated by reference to Exhibit J to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).